UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ 07728

(732) 577-9997

Fax: (732) 577-9980

VIA EDGAR

May 8, 2026

Ms. Kellie Kim

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	UMH Properties, Inc.
Form 10-K for the year ended December 31, 2025
Response dated May 4, 2026
File No. 001-12690

Dear Ms. Kim and Mr. Esquivel:

UMH Properties, Inc. (the “Company”) is submitting this letter in response to the comment letter dated May 7, 2026 from the staff of the Securities and Exchange Commission (‘Staff”) with respect to the above-referenced filings. To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text and have provided the Company’s response immediately following the comment.

Form 10-K for the year ended December 31, 2025

Notes to the Financial Statements

Note 1 - Organization, page 72

1.	We note from your response to our prior comment 1 that management views the company as a single segment. Please clarify if this single segment is managed on a consolidated basis. If you determine the company has a single segment that is managed on a consolidated basis, please revise your disclosure to report consolidated net income or loss, as reported on your consolidated statement of income (loss), as the required measure of segment profit or loss or tell us how you determined it was not the measure required to be disclosed. Note that if the chief operating decision makers (“CODMs”) use more than one measure of segment profit or loss, the measure required to be disclosed shall be that which is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures of segment profit or loss, such as community net operating income (“community NOI”), may be disclosed voluntarily. Refer to ASC280-10-50-28A, 50-28C and 55-15F. In addition, please revise to provide the following disclosures, if applicable:

●	Disclose the significant expense categories and amounts that are regularly provided to the CODMs and included in each reported segment profit or loss pursuant to ASC 280-10-50-26A;

●	An explanation of the measurements of segment profit or loss and segment assets, and the reporting provided to the chief operating decision makers pursuant to ASC 280-10-50-29; and,

●	If an additional measure of segment profit or loss (i.e., community NOI) is voluntarily disclosed, please provide the reconciliations pursuant to ASC 280-10-50-30.

Response:

Management views the Company as a single segment managed on a consolidated basis and will include the following in Note 1 of the Notes to Consolidated Financial Statements in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2026:

“The Company reports segment information in accordance with ASC Topic 280, Segment Information (“ASC 280”). ASC 280 requires companies to report financial and descriptive information for each identified operating segment based on management’s internal organizational decision-making structure. Management has determined that the Company has one single reportable segment based on its method of internal reporting in addition to its allocation of capital and resources. The primary focus of our business is the ownership and operation of our manufactured home communities – leasing of manufactured homesites and manufactured homes in our communities to residents. The sales of homes are integrated with the leasing of these manufactured homes and homesites. Sales of homes are necessary to maintain and increase occupancy at our communities. These leasing activities generate rental revenues and incur operating expenses. As each of the Company’s assets has similar economic characteristics, the assets have been aggregated into one reportable segment. The accounting policies for the reportable segment are the same as those described in Note 2 of the Notes to the audited Consolidated Financial Statements. Our chief executive officer, with the assistance of our chief operating officer, is the Company’s Chief Operating Decision Maker (“CODM”). The CODM is provided with the consolidated financial statements to assess segment performance and decide how to allocate resources based on consolidated net income, which is reported on the Consolidated Statements of Income (Loss). The measure of segment assets is reported on the Consolidated Balance Sheets as Total Assets. Total expenditures for additions to segment long-lived assets are consistent with the amounts presented in the accompanying Consolidated Statements of Cash Flows. The CODM reviews net income on an individual asset level and on a consolidated level and uses this information to monitor actual results, evaluate returns on assets and determine how to reinvest profits. The revenue, costs and expenses, and net income for the reportable segment are the same as those presented on the Consolidated Statements of Income (Loss). We report our results of operations consistent with the manner in which the CODM reviews the business to assess performance and allocate resources.”

If you have any questions or comments, please do not hesitate to contact me at 732-577-4033 or by email at achew@umh.com.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

cc:	Ronald Martinez PKF O’Connor Davies, LLP

A NYSE Company: Symbol - UMH

since 1968